ERA GROUP INC.
818 Town & Country Blvd., Suite 200
Houston, Texas 77024

December 18, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Era Group Inc.
Request to Withdraw Registration Statement on Form 10
Filed on December 17, 2012 and dated December 18, 2012
File No. 001-35701

Ladies and Gentlemen:
          Era Group Inc. (the “Registrant”) hereby respectfully requests withdrawal of its Registration Statement on Form 10, filed with the Commission on December 17, 2012 (dated December 18, 2012) (the “December Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Company is requesting withdrawal of the December Registration Statement because the filing was incorrectly coded on EDGAR as a new registration statement instead of an amendment to the Company's previously filed Registration Statement on Form 10, filed on October 12, 2012 (the “October Registration Statement”). The Company intends to promptly re-file the amendment to the October Registration Statement, properly coded on EDGAR as an amendment to a registration statement on Form 10.
     If you have any questions with respect to this request, please call Rod Miller, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant at (212) 530-5022.

Sincerely,

ERA GROUP INC.

By:	/s/ Paul L. Robinson

Name:	Paul L. Robinson
Title:	Vice President, Secretary and General Counsel

cc:	Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP